Exhibit 4.1

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT COVERING SUCH SECURITIES, THE SALE IS MADE IN ACCORDANCE WITH RULE 144 UNDER SUCH ACT, OR THE BORROWER RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE BORROWER STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT.

DEMAND NOTE

$[ _____ ] Date:   September 7, 2012

 Winston-Salem, NC

FOR VALUE RECEIVED, Tengion, Inc., a Delaware corporation (the “Borrower”), promises to pay to [______________] (the “Lender”), at its principal executive office located at [_________________________], or such other place as the holder of this Demand Note (this “Note”) may designate from time to time, the principal sum of [____________________] ($_________) together with interest from the date of this Note on the unpaid principal balance, ON DEMAND on or after October 7, 2012 (the "Maturity Date").  This Note is one of a series of Demand Notes of like tenor (collectively, the “Notes”), dated as of September 7, 2012, between Borrower and the holders of such Notes (collectively, the “Lenders”).

1. Payment.

1.1 Interest.  This Note shall accrue simple interest, from the date hereof until such principal is paid or exchanged as provided in Section 1.4 on any unpaid principal balance at the rate of ten percent (10%) per annum; provided, after the Maturity Date, the rate shall be fifteen percent (15%) per annum.  Interest shall be calculated on the basis of actual number of days elapsed based on a year of 365 days.  Accrued but unpaid interest shall be payable upon payment of the Note in accordance with this Section 1.1.  Notwithstanding any provision in this Note, it is the parties’ intent not to contract for, charge or receive interest at a rate that is greater than the maximum rate permissible by law that a court of competent jurisdiction shall deem applicable hereto (which under applicable law shall be deemed to be the laws relating to permissible rates of interest on commercial loans).  If any interest payment due hereunder is determined to be in excess of the legal maximum rate, then that portion of each interest payment representing an amount in excess of the then legal maximum rate shall instead be deemed a payment of principal and shall be applied against principal.

1.2 Payments; Allocation of Payments.  Principal and interest are payable in lawful money of the United States of America.  All payments shall be credited first to interest, fees, costs and expenses then due and the remainder to the principal amount of the Obligations.  For purposes of this Note, “Obligations” means all debt, principal, interest, expenses and other amounts owed to Lender by Borrower pursuant to this Note, whether absolute or contingent, due or to become due, now existing or hereafter arising.

1.3 Prepayment of the Note.  Borrower may not prepay this Note prior to the written demand of the Lender.

1.4 Exchange.  The entire outstanding principal balance of this Note, together with all accrued interest, shall be exchanged, at the option of the Lender, in its sole discretion,  into  the first tranche of debt securities and warrants (which tranche is described  in Exhibit A) issued by the Company  after the date of this Note.

2. Event of Default.  If there shall be any Event of Default hereunder, at the option and upon the declaration of the Lender and upon written notice to the Borrower, this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable.  The occurrence of any one or more of the following shall constitute an "Event of Default":

2.1 Borrower fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any accrued interest or other amounts due under this Note on the date the same becomes due and payable,;

2.2 Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

2.3 An involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within twenty (20) days under any bankruptcy statute now or hereafter in effect), or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.

3. Amendment Provisions.  This Note may not be amended or modified, nor may any of its terms be waived, except by written instruments signed by the Borrower and the Majority Lenders.

4. Payments.  All payments of any kind due to the Lender from the Borrower pursuant to this Note shall be made in the full face amount thereof. All such payments will be free and clear of, and without deduction or withholding for, any present or future taxes.  The Borrower shall pay all and any costs (administrative or otherwise) imposed by the Borrower’s banks, clearing houses, or any other financial institution, in connection with making any payments hereunder.

5. Collections.  The Borrower shall pay all costs of collection, including, without limitation, all reasonable, documented legal expenses and attorneys’ fees, paid or incurred by the Lender in collecting and enforcing this Note.

6. Endorsements.  The Borrower and every endorser of this Note, or the obligations represented hereby, expressly waives presentment, protest, demand, notice of dishonor or default, and notice of any kind with respect to this Note  the performance of the obligations under this Note. No renewal or extension of this Note  no release of any person primarily or secondarily liable on this Note, including the Borrower and any endorser, no delay in the enforcement of payment of this Note  no delay or omission in exercising any right or power under this Note shall affect the liability of the Borrower or any endorser of this Note.

7. Waivers.  No delay or omission by the Lender in exercising any power or right hereunder shall impair such right or power or be construed to be a waiver of any default, nor shall any single or partial exercise of any power or right hereunder preclude the full exercise thereof or the exercise of any other power or right.  The provisions of this Note may be waived or amended only in a writing signed by the Borrower and the Lender.  .

8. Jurisdiction.  This Note, and any rights of the Lender arising out of or relating to this Note, may, at the option of the Lender, be enforced by the Lender in the courts of the United States of America located in the Southern District of the State of New York or in any other courts having jurisdiction.  For the benefit of the Lender, the Borrower hereby irrevocably agrees that any legal action, suit or other proceeding arising out of or relating to this Note may be brought in the courts of the State of New York or of the United States of America for the Southern District of New York, and hereby consents that personal service of summons or other legal process may be made at the principal office of the Borrower, which service the Borrower agrees shall be sufficient and valid.  The Borrower hereby waives any and all rights to demand a trial by jury in any action, suit or other proceeding arising out of or relating to this Note or the transactions contemplated by this Note.

9. Governing Law.  This Note shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts made and to be performed in such State, without giving effect to the conflicts of laws principles thereof other than Sections 5-1401 and 5-1402 of the General Obligations Law of the State of New York.

10. Registration.  (a)  Whenever this Note is held by a noteholder that is not a “United States person” within the meaning of Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the “Code”), then it is the intention of the Borrower and such noteholder that (x) all interest accrued and paid on this Note will qualify for exemption from United States withholding tax as “portfolio interest” because this Note is an obligation which is in “registered form” within the meaning of Sections 871(h)(2)(B) and 881(c)(2)(B) of the Code (or any successor provision thereto) and the applicable Treasury Regulations promulgated thereunder, and (y) as such, all interest accrued and paid on this Note will be exempt from United States information reporting under Sections 6041 and 6049 of the Code and United States backup withholding under Section 3406 of the Code.  The Borrower and the Lender shall cooperate with one another, and execute and file such forms or other documents, or do or refrain from doing such other acts, as may be required, to secure such exemptions from United States withholding tax, information reporting, and backup withholding.  In furtherance of the foregoing, any noteholder, transferee or assignee noteholder that is not a United States person shall represent, warrant and covenant to the Borrower that (i) neither such noteholder nor, if any IRS Form W-8IMY (or successor form) is provided, any of such noteholder’s members, partners, beneficiaries or owners is, or will be as long as any amounts due under this Note have not been paid in full, a person described in Section 871(h)(3) or 881(c)(3) of the Code; (ii) on or prior to the date of transfer or assignment (and on or prior to the date the form provided pursuant to this clause (ii) is no longer valid) until all amounts due under this Note have been paid in full, such noteholder shall provide the Borrower with a properly completed and executed U.S. Internal Revenue Service (“IRS”) Form W-8IMY or W-8BEN, as applicable (or any successor form prescribed by the IRS), certifying as to such noteholder’s status for purposes of determining exemption from United States withholding tax, information reporting and backup withholding with respect to all payments to be made to such noteholder hereunder; (iii) if an event occurs that would require a change in the exempt status of such noteholder or any of the other information provided on the most recent IRS Form W-8IMY or W-8BEN (or successor form), as applicable, previously submitted by such noteholder to the Borrower, such noteholder will so inform the Borrower in writing (or by submitting to the Borrower a new IRS Form W-8IMY or W-8BEN or successor form) within 30 days after the occurrence of such event; and (iv) such noteholder will not assign or otherwise transfer this Note or any of its rights hereunder except in accordance with the provisions hereof.

(b)   In order to qualify as a “registered note” for purposes of the Code, transfer of this Note may be effected only by (i) surrender of this Note to the Borrower and the re-issuance of this Note to the transferee, or the Borrower’s issuance to the Lender of a new note in the same form as this Note but with the transferee denoted as the Lender, or (ii) the recording of the identity of the transferee by the Affiliate of the Lender that is maintaining a record ownership register of this Note as a non-fiduciary agent of, and on behalf of, the Borrower for the tax purposes set forth herein.  Such Affiliate in its capacity as such agent shall notify the Borrower in writing immediately upon any change in such identity.  The terms and conditions of this Note shall be binding upon and inure to the benefit of the Borrower and the Lender and their permitted assigns; provided, however, that if any such assignment (whether by operation of law, by way of transfer or participation, or otherwise) is to any noteholder that is not a “United States person” within the meaning of Section 7701(a)(30) of the Code, then such noteholder shall submit to the Borrower on or before the date of such assignment an IRS Form W-8IMY or W-8BEN (or any successor form), as applicable, certifying as to such noteholder’s status for purposes of determining exemption from United States withholding tax, information reporting and backup withholding with respect to all payments to be made to such noteholder under the new note (or other instrument).  Any attempted transfer in violation of the relevant provisions of this Note shall be void and of no force and effect.  Until there has been a valid transfer of this Note and of all of the rights hereunder by the Lender in accordance with this Note, the Borrower shall deem and treat the Lender as the absolute beneficial owner and holder of this Note and of all of the rights hereunder for all purposes (including, without limitation, for the purpose of receiving all payments to be made under this Note).

11. Severability.  If any provision of this Note is determined to be invalid, illegal or unenforceable, in whole or in part, the validity, legality and enforceability of any of the remaining provisions or portions of this Note shall not in any way be affected or impaired thereby and this Note shall nevertheless be binding between the Borrower and Lender.

12. Binding Effect.  This Note shall be binding upon, and shall inure to the benefit of, the  Lender and its successors and assigns.

13. Notices.  All notices required or permitted hereunder shall be in writing and shall be deemed effectively given:  (a) upon personal delivery to the party to be notified, (b) when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (c) when read by electronic mail (sender shall have received a "read by recipient" confirmation), (d) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (e) one (1) business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.  All communications shall be sent to the Borrower at the address as set forth on the signature page to this Note and to Lender at the address set forth on the preamble to this Note or at such other address or electronic mail address as the Borrower or Lender may designate by ten (10) days advance written notice to the other party hereto.

14. Headings and Governing Law.  The descriptive headings in this Note are inserted for convenience only and do not constitute a part of this Note.  The validity, meaning and effect of this Note shall be determined in accordance with the laws of the State of Delaware, without regard to principles of conflicts of law.

IN WITNESS WHEREOF, the parties hereto have caused this Note to be duly executed and delivered as of the date first above written.

THE BORROWER:

Tengion, Inc.

By:  ___________________________________________
Name:  A. Brian Davis
Title:   Chief Financial Officer and Vice President, Finance

Address:                3929 Westpoint Blvd., Suite G
Winston-Salem, NC 27103

Date of Note:                                           September 7, 2012
Lender:
Principal Amount:                                 $

EXHIBIT A

Tengion, Inc.
Ticker:                      TNGN
Market:                      OTCQB

Proposed Term Sheet
Placement of Convertible Notes and Warrants

The following are terms for a financing of a minimum of $15,000,000 and a maximum of approximately $18,000,000.  Final terms will be set forth in a securities purchase agreement and related documentation.  Nothing contained in this term sheet is intended to create any obligation on the part of the Company or Investor to close the proposed transaction (the “Transaction”).

Securities Offered:	Convertible Notes, due September [30], 2015 and Warrants (“Notes”) and Warrants (the “Securities”).

Principal Amount:	A minimum of Fifteen Million Dollars ($15,000,000) and a maximum of approximately Eighteen Million Dollars ($18,000,000)

Coupon:	10% per annum (the “Interest Rate”), payable quarterly in cash or shares of Common Stock

Conversion Price:
The Investors may convert the Notes at any time into shares of Common Stock at a conversion price (the "Conversion Price") of the lower of (i) $0.75 per share and (ii) the 5 day VWAP commencing on first business day following the date on which the SEC declares effective (the “Effective Date”) the initial registration statement filed by the Company registering the shares of common stock to be issued upon conversion of the Securities or in the exchange of the Company’s outstanding warrants issued in the 2011 PIPE transaction for shares of Company’s common stock.

Conversion:
Notes and Warrants shall prohibit the conversion or exercise in the event the same would result in the holder thereof acquiring more than 9.9% of the outstanding common stock of the Company; provided, however, the foregoing shall not be applicable in a transaction involving the acquisition of the Company.  Upon acquisition of the Company, holders of Notes will receive consideration equal to the as-converted to common stock value of the Notes.  Holders of the Warrants will be entitled to a cash payment calculated based upon the Black Scholes value of the Warrants, where in an acquisition of the Company the per share price is (i) less than 300% of the Conversion price the volatility is not capped and (ii) over 300% of the Conversion Price, the volatility is capped at 150%.

Warrants:
5-year warrants to purchase 100% of the underlying shares of Issuer's Common Stock at lower of (i) $0.75 per share and (ii) the 5 day VWAP commencing on the first business day following the Effective Date.

10-year warrants to purchase 200% of the underlying shares of Issuer's Common Stock at lower of (i) $0.75 per share and (ii) 100% of the 5 day VWAP commencing on the first business day following the Effective Date.

Warrant coverage will be determined by taking the principal amount of the Notes and dividing it by the closing price of the shares of Common Stock on the trading day prior to signing definitive documentation.

Bridge Lenders:
Bridge lenders will have the option to exchange their promissory notes for the Securities outlined in this Term Sheet. Upon exchange, in addition to the Notes, the bridge lenders shall receive on account of then existing principal and interest:

2-year warrants to purchase 100% of the underlying shares of Issuer's Common Stock at lower of (i) $0.75 per share and (ii) the 5 day VWAP commencing on the first business day following the Effective Date.

5-year warrants to purchase 100% of the underlying shares of Issuer's Common Stock at lower of (i) $0.75 per share and (ii) the 5 day VWAP commencing on the first business day following the Effective Date.

10-year warrants to purchase 100% of the underlying shares of Issuer's Common Stock at lower of (i) $0.75 per share and (ii) 100% of the 5 day VWAP commencing on the first business day following the Effective Date.

Warrant coverage will be determined by taking the principal amount of the Notes and dividing it by the closing price of the shares of Common Stock on the trading day prior to signing definitive documentation.

Anti-Dilution:	The Notes and the Warrants will contain full ratchet anti-dilution price protection subject to standard carve-outs.

Security:
The Notes will be secured by a first priority lien on all of the Company’s assets, including all Intellectual Property, provided, however, the Company shall not be restricted or encumbered from entering into bona fide business development transactions, including exclusive licenses of its IP to third party strategic partners.  The lien on Company assets will be shared pari passu with the Company’s existing venture debt lender.

Escrow:
One million dollars of the net proceeds received by the Company from the sale of the Notes will be held in escrow by the Note Holders, which amount shall be held for the purposes of winding down the Company should the Company fail to raise additional capital.  The escrow amount shall only be released from escrow and returned to the Company upon successful completion of patient implants in the Neo-Urinary Conduit in the Phase 1 Trial and completion of analysis by the Company and its investors (to their reasonable satisfaction) of in-life data from the GLP studies for the Neo-Kidney Augment.

Management Equity:	[TBD] shares of the Company’s common stock shall be reserved for management.

Strategic Investor:
The strategic investor participating in the financing shall receive a Right of First Negotiation with respect to the Company’s Neo-Urinary Conduit product candidate.  Such investor shall forego 50% of the Warrants that would have otherwise been received by it in the Financing.  The strategic investor will also receive a seat on the Company’s Board of Directors.  The Company’s existing Right of First Refusal on the Neo-Kidney Augment program shall be terminated.

Right of Participation:
The Investors shall have a call option on a second tranche of approximately $20 million of the Securities on the same terms as this financing; it being understood that the total amount of the two tranches is intended to be $35,000,000.  The Investors shall have the right to participate for an agreed upon percentage of any future offering by the Company until the second anniversary of the closing.

Registration Rights:
The Company will use its best efforts to file an initial Registration Statement covering the resale of the underlying Common Stock and Warrants no later than 30 days following the closing and use its best efforts to cause the Registration Statement to be declared effective within 90 days of the closing.

Documentation:
The definitive documentation shall contain such additional and supplementary provisions, including, without limitation, representations, warranties, covenants, agreements and remedies, as are appropriate to preserve and protect economic benefits intended to be conveyed to the Purchaser pursuant hereto.